SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                             (Amendment No. 35)
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                                Conrail Inc.
                         (Name of Subject Company)

                        Norfolk Southern Corporation
                      Atlantic Acquisition Corporation
                                 (Bidders)

                  Common Stock, par value $1.00 per share
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      Series A ESOP Convertible Junior
                     Preferred Stock, without par value
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                               Not Available
                   (CUSIP Number of Class of Securities)

                            James C. Bishop, Jr.
                        Executive Vice President-Law
                        Norfolk Southern Corporation
                           Three Commercial Place
                        Norfolk, Virginia 23510-2191
                         Telephone: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              with a copy to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000



        This Amendment No. 35 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement, dated November 8, 1996 (the "First Supplement"), and the Second Supplement, dated December 20, 1996 (the "Second Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement or the Schedule 14D-1.

Item 10.  Additional Information.

        Item 10 is hereby amended and supplemented by the following:

        (e) On January 9, 1997, the STB denied, as premature, Parent's petition for an order declaring that the No Negotiation Provision, as in effect after the Second Amendment, gave CSX unlawful control over the Company.

        In denying the petition, the STB stated that the No Negotiation Provision would not preclude the STB from approving Parent's Proposed Merger. The STB, which indicated that the No Negotiation Provision "appears excessive on its face," also stated that the No Negotiation Provision could not be used to interfere with consummation of a Parent-Company transaction once it had been approved.

        The STB explained that applicable law can preempt contractual rights, including the No Negotiation Provision, if necessary to permit consummation of an STB- approved transaction. Thus, CSX and the Company cannot preclude approval of a transaction by entering into a contract that purports to prevent all alternatives to their own preferred outcome.

        On January 9, 1997, the District Court declined to issue a Preliminary Injunction enjoining the Pennsylvania Special Meeting. Plaintiffs are appealing the District Court ruling to the Third Circuit and are asking such court to hear the appeal on an expedited basis.


Item 11.  Material to be Filed as Exhibits.

        Item 11 is hereby amended and supplemented by the following:

        (a)(83) Text of Letter sent to certain Company shareholders commencing January 8, 1997.

        (a)(84)    Press Release issued by Parent on January 8, 1997.



                                SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1997

                                    NORFOLK SOUTHERN CORPORATION


                                    By: /s/ JAMES C. BISHOP, JR.
                                    Name:  James C. Bishop, Jr.
                                    Title: Executive Vice President-Law


                                    ATLANTIC ACQUISITION CORPORATION


                                    By: /s/ JAMES C. BISHOP, JR.
                                    Name:  James C. Bishop, Jr.
                                    Title: Vice President and General Counsel


                              EXHIBIT INDEX


Exhibit
Number                Description

(a)(83) Text of Letter sent to certain Company shareholders commencing January 8, 1997.

(a)(84)        Press Release issued by Parent on January 8, 1997.